UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished, except that information related to Embraer’s guidance cited in this report on Form 6-K is not incorporated by reference in Embraer’s registration statement on Form F-3.

EMBRAER RELEASES SECOND QUARTER 2012 RESULTS

Please note that Embraer’s conference call time for July 31st has changed to 12:30PM (SP) / 11:30AM (NY). Please see page 14 for additional information.

HIGHLIGHTS

During the 2nd quarter of 2012 (2Q12) Embraer delivered 35 jets to the commercial aviation market and 20 to the executive aviation market (17 light jets and 3 large jets);

As a consequence, 2Q12 Revenues reached US$ 1,717.3 million and Gross margin grew from 22.4% in 2Q11 to 23.6% in 2Q12;

2Q12 operating performance was strong and as a result EBIT[1] and EBITDA[2] margins reached 11.5% and 15.4%, respectively, for an accumulated EBIT and EBITDA margin of 9.9% and 14.4%, respectively, for the first semester of 2012;

Positive operating cash generation of US$ 189.1 million in 2Q12;

2Q12 Net income attributable to Embraer Shareholders and Earning per ADS basic totaled US$ 54.3 million and US$ 0.2996, respectively, primarily as a result of Deferred income taxes generated by the appreciation of the US Dollar during the period, which negatively impacted 2Q12 Net income. Therefore, 2Q12 Adjusted Net Income[3], excluding deferred income taxes, was US$ 186.5 million;

MAIN FINANCIAL INDICATORS

	in million of U.S dollars, except % and per share data
IFRS	(1) 1Q12	(1) 2Q11	(1) 2Q12	(1) YTD12
Revenues	1,155.9	1,358.6	1,717.3	2,873.2
EBIT	85.7	105.6	197.4	283.2
EBIT Margin %	7.4%	7.8%	11.5%	9.9%
EBITDA	148.1	153.2	265.2	413.4
EBITDA Margin %	12.8%	11.3%	15.4%	14.4%
Adjusted Net Income ³	65.2	120.1	186.5	251.7
Net income attributable to Embraer Shareholders	62.7	96.4	54.3	117.0
Earnings per share - ADS basic (US$)	0.3463	0.5328	0.2996	0.6452
Net Cash	301.8	406.3	290.2	290.2

(1)	Derived from unaudited financial information.

2012 GUIDANCE REVISION

The Company is revising its 2012 EBIT and EBITDA margin Guidance ranges, as detailed at the end of this earnings release.

[1]	EBIT is a non-GAAP measure and is equal to the operational profit before financial income (expenses) as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Revenues.
[2]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 9.
[3]

Adjusted net income is a non-GAAP measure, calculated by adding Net income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cashflow statement, under Deferred income tax and social contribution, which totaled US$ 132.2 million in 2Q12.

São José dos Campos, July 30, 2012 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2011 (2Q11), March 31, 2012 (1Q12) and June 30, 2012 (2Q12), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

Embraer delivered a total of 35 commercial and 20 executive aircraft (17 light jets and 3 large jets) in 2Q12, for an accumulated total of 56 commercial and 33 executive aircraft (29 light jets and 4 large jets) delivered during the first half of 2012 (1H12). As a result, Revenues for 1H12 totaled US$ 2,873.2 million. Considering the above, we believe Embraer is on track to meet its 2012 projected deliveries and Revenue guidance. The mix of revenues and products of the first two quarters of 2012, in addition to the Company’s ongoing efforts to improve productivity and efficiency, as well as the appreciation of the US dollar against the Real, positively impacted operational results. In this line, Embraer’s 1H12 Gross profit margin reached 23.4%.

EBIT

2Q12 EBIT and EBIT margin were US$ 197.4 million and 11.5%, respectively. For 1H12, the accumulated Operating income margin was 9.9%. It is important to mention that a portion of the operating expenses, primarily labor in Brazil, are Real denominated and the 10% increase in wages at the end of 2011 impacted these expenses when compared to last year. Research expenses totaled US$ 14.5 million for 2Q12, which coupled with the US$ 16 million from 1Q12, totaled US$ 30.5 million for 1H12. 2Q12 Selling expenses reached US$ 118.6 million and remained at similar levels when compared to the US$ 108.7 million in 1Q12. Administrative expenses for 2Q12 reached US$ 75.3 million and increased slightly when compared to the US$ 71 million in 1Q12. This increase is primarily driven by the ramp-up and commencement of operations in the Company’s facilities in Melbourne, Florida and Evora, Portugal. Also worth noting, is the Company’s ability to increase productivity and efficiency, which have contributed to higher Gross margins, and allowed the Company to partially offset the increased costs coming from the wage increases in Brazilian labor mentioned above. Other operating income, net totaled US$ 0.4 million in 2Q12.

NET INCOME AND EARNINGS PER SHARE

Net income attributable to Embraer and Earnings per ADS, for 2Q12, were US$ 54.3 million and US$ 0.2996, respectively. Net income was largely impacted by the appreciation of the US dollar against the Real during 2Q12, which appreciated approximately 11% throughout the 2Q12, and consequently increased Embraer’s non-cash taxes for the period. As mentioned in footnote 3, on page 1, under IFRS Embraer is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E) and such appreciation of the US dollar during 2Q12 increased the Company’s deferred taxes for the quarter, which totaled US$ 132.2 million.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position decreased slightly, by US$ 11.6 million compared to 1Q12, totaling US$ 290.2 million at the end of 2Q12. Such decrease in Net cash comes mainly as a consequence of an increase in the Company’s Trade accounts receivable and PP&E, in addition to a decrease in Advances from customers. Such impacts on Company’s Net cash position were partially offset by an increase in Trade accounts payable and a decrease in Inventories.

	in million of U.S. dollars
Balance Sheet Data	(1) 2Q11	(1) 1Q12	(1) 2Q12
Cash and cash equivalents	1,350.9	1,436.6	1,685.5
Financial assets	775.3	853.4	760.5
Total cash position	2,126.2	2,290.0	2,446.0
Loans short-term	217.7	526.9	473.8
Loans long-term	1,502.2	1,461.3	1,682.0
Total loans position	1,719.9	1,988.2	2,155.8

Net cash*	406.3	301.8	290.2

*	Net cash = Cash and cash equivalents + Financial assets short-term - Loans short-term and long-term
(1)	Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities reached US$ 189.1 million in 2Q12 and helped offset a portion of the negative Free Cash flow4 accumulated through 1H12. Year to date, the Company has a negative Free cash flow of US$ 149.2 million, which is expected to be reversed by year end, as Inventories tend to decrease as deliveries, particularly of executive jets, are expected to increase thereby meeting the delivery Guidance.

	in million of U.S. dollars
IFRS	2Q11	3Q11	4Q11	1Q12	2Q12	YTD12
Net cash generated (used) by operating activities	78.3	161.1	178.7	(128.9)	189.1	60.2
Financial assets adjustment (1)	26.6	(140.7)	234.8	59.2	(34.3)	24.9
Additions to property, plant and equipment	(92.9)	(72.8)	(76.8)	(39.6)	(75.5)	(115.1)
Additions to intangible assets	(49.7)	(59.5)	(60.1)	(64.6)	(54.6)	(119.2)

Free cash flow	(37.7)	(111.9)	276.6	(173.9)	24.7	(149.2)

(1)	Unrealized gain (losses) on Financial assets.

Additions to PP&E totaled US$ 75.5 million in 2Q12. Total PP&E includes values related to spare parts pool programs, aircraft under lease or available for lease and CAPEX. Of the total 2Q12 PP&E, CAPEX amounted to US$ 52 million, which coupled with the US$ 31.6 million CAPEX from 1Q12, totaled US$ 83.6 million for 1H12. Furthermore, as the Company continues to build up its inventory of spare parts to adjust for the growing customer demand for its spare parts Pool programs in both the executive and commercial aviation segments, in 2Q12, the level of investments in Pool program spare parts totaled US$ 21.2 million. It is

[4]	Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial Assets). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial assets which do not represent changes in the Company’s net cash position since additions or reductions in Financial Assets reflects changes in the maturity profile of the Company’s short-term investments and, as consequence, does not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial assets. For more detailed information please refer to page 9.

important to note that such investments in spare parts are aligned with the Company’s strategy to maximize its customer support solutions. As part of Addition to intangible assets, the Company added a total of US$ 118.6 million in product development, mainly for the Legacy 450 & 500 programs (US$ 64.4 million and US$ 54.2 for 1Q12 and 2Q12, respectively). The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

	in million of U.S. dollars
	2Q11	3Q11	4Q11	1Q12	2Q12	YTD12
Additions	49.7	59.5	60.1	64.6	54.6	119.2
Contributions from suppliers	(0.2)	(70.3)	(0.3)	(0.2)	(0.4)	(0.6)
Development (Net of contributions from suppliers)	49.5	(10.8)	59.8	64.4	54.2	118.6
Research	19.1	20.9	26.0	16.0	14.5	30.5
R&D	68.6	10.1	85.8	80.4	68.7	149.1

	2Q11	3Q11	4Q11	1Q12	2Q12	YTD12
CAPEX	31.7	38.5	53.2	31.6	52.0	83.6
Additions of aircraft available for or under lease	37.6	—	7.6	—	2.3	2.3
Additions of Pool programs spare parts	23.6	34.3	16.0	8.0	21.2	29.2
PP&E	92.9	72.8	76.8	39.6	75.5	115.1

During 2Q12, the Company continued to manage its debt profile and total debt increased by US$ 167.6 million and totaled US$ 2,155.8 million at the end of 2Q12, compared to US$ 1,988.2 million at the end of 1Q12. Such increase comes as a result of an increase in Long-term loans which increased by US$ 220.7 million. The increase in Long-term loans was partially offset by a decrease in Short-term loans, which totaled US$ 473.8 million at the end of 2Q12 compared to US$ 526.9 million at the end of 1Q12.

This increase in the Company’s total debt comes as a result of the need for additional working capital and cash management to support the Company’s ongoing operations. In line with such cash management strategy, in June 2012, the Company issued a total of US$ 500 million in Senior Unsecured Notes, with a 5.15% coupon, payable semi-annually with a 10-year maturity. The effects of the issuance of such Notes, which contributed to the increase in the Company’s average loan maturity to 6.1 years, are already considered in the Company’s cash and debt profile detailed as of the end of 2Q12. Furthermore, as a consequence of the increase in total debt, the Company’s total cash position grew by US$ 156 million compared to the end of 1Q12 and totaled US$ 2,446 at the end of 2Q12.

Furthermore, the cost of Dollar denominated loans increased from 5.1% to 5.7% p.a. and the cost of Real denominated loans remained stable, going from 5% to 4.9% p.a. The Adjusted EBITDA to financial expenses (gross) ratio increased slightly, going from 5.05 at the end of 1Q12, to 5.85 at the end of 2Q12. As of the end of 2Q12, 28.4 % of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of the most important tools to mitigate exchange rate risks. In other words, by balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 2Q12, 39.3% was denominated in Reals.

OPERATIONAL BALANCE SHEET ACCOUNTS

		in million of U.S. dollars
Balance Sheet Data	(1) 2Q11	(1) 1Q12	(1) 2Q12
Trade accounts receivable	466.8	499.6	544.8
Customer and commercial financing	53.8	112.0	117.2
Inventories	2,696.6	2,652.0	2,530.1
Property, plant and equipment	1,336.1	1,455.0	1,483.4
Intangible	832.0	851.0	877.1
Trade accounts payable	1,036.5	948.6	962.5
Advances from customers	1,107.0	1,110.0	1,010.0
Total shareholders’ equity	3,257.5	3,174.9	3,192.7

(1)	Derived from unaudited financial information.

As of 2Q12, Inventories decreased US$ 121.9 compared to 1Q12, from US$ 2,652.0 million to US$ 2,530.1 million, mainly due to Embraer’s ability to deliver certain commercial aircraft during 2Q12, which were originally planned for delivery in 1Q12. Furthermore, Trade accounts receivable also increased to US$ 544.8 million, as a result of the normal cycle of the Company’s operating activities. On the other hand, Trade accounts payable grew to US$ 962.5 million and helped to partially offset the negative impact of the increase in Trade accounts receivable on the Company’s working capital requirements. Advances from customers decreased to US$ 1,010 million, primarily as a result of the number of deliveries vis-à-vis new orders in 2Q12.

Intangible increased US$ 26.1 million and reached US$ 877.1 million at the end of 2Q12. This increase is due to investments made in aircraft program development, mainly the Legacy 450 & 500, which totaled US$ 54.2 million in 2Q12. Property, plant and equipment increased by US$ 28.4 million and reached US$ 1,483.4 million in 2Q12, primarily as a result of the investments made in the Company’s operations located in Evora, Portugal, as well as investments in spare parts to support the Company’s Pool program activities, which continue to expand as more customers join this program. Customer and commercial financing remained stable and totaled US$ 117.2 million in 2Q12.

SEGMENT RESULTS

2Q12 Revenues mix by segment varied when compared to 2Q11, as a result of a higher participation from the Commercial aviation and Defense and Security segments, which represented 68.5% and 15.5% of Revenues, respectively. This increase was compensated by the lower participation from the Executive Aviation and Others segments, which reached 15.2% and 0.8%, respectively. Consistent with the Company’s strategy, the Defense and Security segment continued to present strong growth and 2Q12 Net revenues for this segment grew by 33% when compared to 2Q11.

							in million of U.S. dollars
				(1)
Net revenues by segment	1Q12%		2Q11%		2Q12%		YTD12%
Commercial Aviation	759.7	65.7	888.2	65.4	1,176.0	68.5	1,935.7	67.4
- Commercial Aviation services	90.7		88.5		118.9		209.6
Defense and Security Business	231.8	20.1	200.5	14.8	266.1	15.5	497.9	17.3
- Defense and Security Business services	49.8		45.0		51.4		101.3
Executive Aviation	151.7	13.1	247.4	18.2	260.9	15.2	412.6	14.4
- Executive Aviation services	21.9		27.7		34.3		56.2
Others	12.7	1.1	22.5	1.6	14.3	0.8	27.0	0.9
Total	1,155.9	100.0	1,358.6	100.0	1,717.3	100.0	2,873.2	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

In 2Q12, Embraer delivered 35 jets to the commercial aviation market. Since 2004 when the E-Jets entered into revenue service, Embraer has delivered nearly 860 units to low cost, regional and full service carriers in more than 60 airlines from 42 countries around the world. The E-Jets operators continued to increase with first E190 deliveries to the Ukrainian Aviation Group Alliance – to be operated by Dniproavia, on behalf of AeroSvit.

The E-Jets are market leaders in its segment and recognized for their versatility, economics and passenger appeal. Ongoing improvements to the E-Jets family will ensure airlines have the most competitive and cost-effective aircraft to build their networks and offer enhanced connectivity options in mature markets and emerging regions of the world.”

Deliveries	1Q12	2Q11	2Q12	YTD12
Commercial Aviation	21	25	35	56
ERJ 145	—	2	—	—
EMBRAER 175	2	1	8	10
EMBRAER 190	13	17	22	35
EMBRAER 195	6	5	5	11

The E-Jets order book registered 1,058 firm orders as of June 30, 2012, including the acquisition of five more E190 jets by China’s Hebei Airlines, announced July 9th.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
EMBRAER 170	189	31	220	182	7
EMBRAER 175	189	290	479	153	36
EMBRAER 190	546	255	801	424	122
EMBRAER 195	134	20	154	99	35

TOTAL E-JETS	1,058	596	1,654	858	200

EXECUTIVE AVIATION

The Company’s Executive aviation segment delivered a total of 17 light and 3 large jets in 2Q12, totaling 20 aircraft.

Deliveries	1Q12	2Q11	2Q12	YTD12
Executive Aviation	13	23	20	33
Light Jets	12	20	17	29
Large Jets	1	3	3	4

In March 2012, Embraer Executive Jets successfully completed the first international delivery of a US-made Phenom 100. The customer, the Canadian Businessman Tasso Kostelidis, took delivery of his jet at Embraer’s facility located in Melbourne, USA.

Embraer continued to gain increased attention in the Chinese Market throughout the 2Q12. In April 2012, ICBC Financial Leasing Co., Ltd (ICBC Leasing) signed a deal for 10 Legacy 650 large executive jets, including five firm orders and five options, with Harbin Embraer Aircraft Industry Co., Ltd. (HEAI), Embraer’s joint-venture with Aviation Industry Corporation of China (AVIC). Deliveries are scheduled to begin at the end of 2013 and the firm order will be included in the Company’s third quarter 2012 backlog. This order makes ICBC Leasing the launch customer of HEAI’s Legacy 600/650 program and rounds out ICBC’s current 70-aircraft portfolio.

In April, during the NBAA Regional Forum in Van Nuys, CA, Embraer launched the global tour of the Legacy 650 version 2012. This new version presents state-of-the-art improvements to passenger comfort and productivity as well as advanced cockpit technology that is now standard on the large-class executive aircraft.

Moreover, Transport Canada Civil Aviation (TCCA) granted a type certificate to Embraer for its Phenom 300 light jet. The Phenom 300, which entered into service in 2009 certified by the U.S. and Brazilian aviation authorities, is now certificated in more than 40 countries.

Finally, in June 2012, Robb Report magazine named Embraer’s Phenom 100 and Phenom 300 as the best in the entry-level and light business aircraft categories, respectively, in its just-published Best of the Best 2012 report.

DEFENSE AND SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including intelligence, surveillance and reconnaissance systems, aircraft modernization, military transportation, transportation of officials and authorities, training and light attack, command and control systems and services. Embraer has also played a major role in projects focused on border surveillance, both land and sea borders, as well as security for the upcoming major sporting events.

Among the projects for border security, Embraer is participating in the bidding for the Integrated System for Border Monitoring (SISFRON). In June, the Brazilian Army published a Request for Proposals, with contract award expected later this year.

On May 28th, 2012, Embraer and Telebrás signed the Shareholders’ Agreement and the Bylaws of Visiona Tecnologia Espacial S.A., whose initial goal is to act in the program of the first Brazilian geostationary satellite, ensuring whole system integration, considering the space segment, the service launch and ground segments. This is a key step for Embraer’s entry into the space segment, specifically the satellite sector.

In the process of modernization of the AMX, dubbed A1-M by the Brazilian Air Force (FAB), ten aircraft are already in Embraer’s facilities: two flight test prototypes and eight serial production AMX. In June, at a ceremony held at Embraer’s facility in Gavião Peixoto / SP, happened the first flight of the first A-1M. The event, attended by officers of the High Command of the Air Force, also marked the delivery of the 99th and last light attack A-29 (Super Tucano) for FAB, and the last two F-5M modernized fighter jets.

The Brazilian Navy´s AF-1 (A-4 Skyhawk) modernization program of 12 aircrafts continues on track. During the second quarter, the tests for the embedded software of the avionics RIG took place.

The AEW India program is moving ahead as contracted. The tests campaign is underway, with the first delivery expected for the Third Quarter.

Regarding the U.S. Air Force (USAF) Light Air Support (LAS) program, Embraer Defense and Security and its partner Sierra Nevada Corporation (SNC) submitted a proposal for the new RFP issued by USAF. A new contract award is expected in 2013. Also in relation to the LAS, Embraer and Boeing signed an agreement that will add new capabilities to the A-29 Super Tucano by the integration of weapons that meet the future demands of its customers. This integration enhances the content of the proposal submitted to the USAF, offering features that not only meet the requirements of the LAS program, but also outperform them significantly.

In June 2012, the Company signed a cooperation agreement with Boeing Defense and Security for the KC-390 program. The agreement provides for the sharing of expertise and joint evaluation of specific markets where sales strategies can be established for medium-sized military transport aircrafts. This agreement allows the KC-390 to have penetration in markets not previously considered in the original business plan of the aircraft.

The Portuguese Regulators approved the movement of increased participation of Embraer Defense and Security at OGMA, and the final transfer of shares could be completed.

TOTAL BACKLOG

Embraer’s firm order backlog at the end of 2Q12 totaled US$ 12.9 billion. The following chart presents the Company’s backlog evolution through 2Q12.

2012 GUIDANCE REVISION

Given the accumulated EBIT and EBITDA margins through the first semester of 2012, resulting primarily from the Company’s strong operating performance, coupled with the appreciation of the US Dollar against the Real over the past few months, the Company is revising its 2012 EBIT and EBITDA margin Guidance ranges as follows:

EBIT margin Guidance range is being revised from 8% - 8.5% to 9.0% - 9.5%;

EBITDA margin Guidance range is being revised from 11.5% - 12.5% to 12.5% - 13.5%.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not a financial measurement of the Company under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

	in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 1Q12	(1) 2Q11	(1) 2Q12
Net Income Attributable to Embraer	69.2	450.3	27.1
Noncontrolling interest	8.5	11.4	6.7
Income tax (expense) income	144.3	(24.1)	262.2
Financial income (expense), net	104.7	(30.9)	120.4
Foreign exchange gain (loss), net	(17.1)	(8.0)	(15.0)
Depreciation and amortization	239.3	238.5	259.5
Adjusted EBITDA	548.9	637.2	660.9

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 1Q12	(1) 2Q11	(1) 2Q12
Total debt to Adjusted EBITDA (i)	3.62	2.70	3.26
Net cash to Adjusted EBITDA (ii)	0.55	0.64	0.44
Total debt to capitalization (iii)	0.39	0.35	0.40
LTM Adjusted EBITDA to financial expense (gross) (iv)	5.05	7.14	5.85
LTM Adjusted EBITDA (v)	548.9	637.2	660.9
LTM Interest and commissions on loans (vi)	108.8	89.2	113.0

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table above sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in the Company’s consolidated Income Statement

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on		Six months ended on
	(1)		(1)
	30 Jun, 2011	30 Jun, 2012	30 Jun, 2011	30 Jun, 2012
REVENUE	1,358.6	1,717.3	2,414.3	2,873.2
Cost of sales and services	(1,053.8)	(1,312.0)	(1,853.1)	(2,199.7)

Gross profit	304.8	405.3	561.2	673.5

OPERATING INCOME ( EXPENSE )
Administrative	(64.4)	(75.3)	(121.6)	(146.3)
Selling	(108.8)	(118.6)	(202.8)	(227.3)
Research	(19.1)	(14.5)	(38.4)	(30.5)
Other operating income (expense), net	(6.9)	0.4	1.5	13.8
Equity	—	0.1	—	—

OPERATING PROFIT BEFORE FINANCIAL INCOME	105.6	197.4	199.9	283.2

Financial (expenses) income, net	15.8	0.1	21.9	(7.8)
Foreign exchange gain, net	9.3	7.2	12.6	7.6

PROFIT BEFORE TAXES ON INCOME	130.7	204.7	234.4	283.0

Income tax (expense) income	(32.3)	(150.2)	(29.7)	(164.8)

NET INCOME	98.4	54.5	204.7	118.2

Attributable to:
Owners of Embraer	96.4	54.3	201.5	117.0
Noncontrolling interest	2.0	0.2	3.2	1.2

Weighted average number of shares (in thousands)

Basic	723.7	725.4	723.7	725.4
Diluted	724.4	729.3	725.5	728.5

Earnings per share

Basic	0.13321	0.07491	0.27844	0.16131
Diluted	0.13307	0.07452	0.27772	0.16064

Earnings per share - ADS basic (US$)	0.5328	0.2996	1.1138	0.6452

Earnings per share - ADS diluted (US$)	0.5323	0.2981	1.1109	0.6426

(1)	Derived from unaudited financial statements.

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million of U.S.dollars)

	Three months ended on		Six months ended on
	(1)		(1)
	30 Jun, 2011	30 Jun, 2012	30 Jun, 2011	30 Jun, 2012
Operating activities
Net income	98.4	54.5	204.7	118.2
Items not affecting cash and cash equivalents
Depreciation	24.7	30.2	59.7	63.0
Amortization	22.9	37.6	49.8	67.2
Allowance (reversal) for inventory obsolescence	(3.5)	(3.4)	6.5	(9.3)
Provision for market value	(0.3)	1.3	0.9	4.3
Deferred income tax and social contribution	23.7	132.2	9.8	134.7
Accrued interest	0.4	(2.3)	2.0	1.3
Equity in the earnings of associates	—	(0.2)	—	—
Stock option	2.6	2.0	5.3	4.5
Foreign exchange gain (loss), net	(4.6)	0.3	(16.1)	0.5
Residual value guarantee	(0.8)	16.4	(0.7)	27.5
Other	(0.2)	(7.0)	3.6	(1.7)
Changes in assets and liabilities:
Financial assets (2)	(36.7)	24.8	(7.2)	(52.9)
Collateralized accounts receivable and accounts receivable	(54.6)	(56.6)	(111.1)	(47.4)
Customer and commercial financing	2.6	(5.2)	16.8	(14.9)
Inventories	(132.7)	127.3	(504.7)	(230.2)
Other assets	(3.5)	(57.7)	20.7	(65.0)
Trade accounts payable	127.7	35.8	285.3	134.6
Non-recourse and recourse debt	(1.8)	(1.8)	(4.3)	(4.4)
Other payables	34.8	16.3	29.1	13.2
Contribution from suppliers	(5.0)	(9.3)	(11.9)	(17.3)
Advances from customers	0.1	(83.1)	105.8	(41.8)
Taxes and payroll charges payable	(1.9)	3.0	(7.8)	(27.2)
Financial guarantee	(8.4)	(26.8)	(23.7)	(42.8)
Other provisions and provisions for contingencies	(8.4)	(1.9)	25.2	24.2
Unearned income	2.8	(37.3)	2.9	21.9

Net cash generated by operating activities	78.3	189.1	140.6	60.2

Investing activities
Additions to property, plant and equipment	(92.9)	(75.5)	(184.7)	(115.1)
Proceeds from sale of property, plant and equipment	(0.1)	0.1	0.1	0.1
Additions to intangible assets	(49.7)	(54.6)	(97.8)	(119.2)
Business acquisitions, net of cash acquired	(50.9)	—	(51.0)	—
Investments in held to maturity securities	1.3	2.2	2.7	3.9
Restricted cash reserved for construction of assets	—	—	—	(1.3)

Net cash (used in) investing activities	(192.3)	(127.8)	(330.7)	(231.6)

Financing activities
Proceeds from borrowings	594.2	849.6	1,034.9	1,399.1
Repayment of borrowings	(422.9)	(609.5)	(810.8)	(850.2)
Dividends and interest on own capital	(27.5)	(3.3)	(107.2)	(3.3)
Changes in interest of subsidiaries and associates	—	—	—	(17.4)
Treasury shares	—	8.5	—	9.8

Net cash generated by financing activities	143.8	245.3	116.9	538.0

Effects of exchange rate changes on cash	18.6	(57.7)	31.0	(31.3)
Increase (decrease) in cash and cash equivalents	48.4	248.9	(42.2)	335.3
Cash and cash equivalents at the beginning of the period	1,302.5	1,436.6	1,393.1	1,350.2
Cash and cash equivalents at the end of the period	1,350.9	1,685.5	1,350.9	1,685.5

(1)	Derived from unaudited financial statements.
(2)	Include Unrealized (gain) on Finacial assets, 2Q11 (10.1), 2Q12 (9.5), 1H11 (28.5) and 1H12 (28.0)

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

ASSETS	(1) As of March 31, 2012	(1) As of June 30, 2012
Current assets
Cash and cash equivalents	1,436.6	1,685.5
Financial assets	853.4	760.5
Trade accounts receivable, net	494.0	535.3
Derivative financial instruments	9.3	9.5
Customer and commercial financing	23.7	21.6
Collateralized accounts receivable	13.9	13.8
Inventories	2,647.5	2,526.6
Other assets	233.7	257.5

	5,712.1	5,810.3

Non-current assets
Trade accounts receivable	5.6	9.5
Financial assets	53.5	52.0
Customer and commercial financing	88.3	95.6
Collateralized accounts receivable	472.1	469.8
Inventories	4.5	3.5
Other assets	266.0	251.8
Guarantee deposits	471.8	473.9
Deferred income tax	61.8	12.9
Derivative financial instruments	21.2	25.6
Investments	2.5	2.7
Property, plant and equipment	1,455.0	1,483.4
Intangible assets	851.0	877.1

	3,753.3	3,757.8

TOTAL ASSETS	9,465.4	9,568.1

(1)	Derived from unaudited financial information.

EMBRAER - S.A.

CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

LIABILITIES	(1) As of March 31, 2012	(1) As of June 30, 2012
Current liabilities
Trade accounts payable	948.6	962.5
Loans and financing	526.9	473.8
Non-recourse and recourse debt	312.3	313.5
Other payables	75.7	82.7
Contribution from suppliers	0.9	0.9
Advances from customers	919.8	905.4
Derivative financial instruments	0.9	1.3
Taxes and payroll charges payable	65.3	52.4
Income tax and social contribution	20.7	29.2
Other provisions	306.6	301.9
Provisions for contingencies	5.7	10.1
Dividends	0.1	29.1
Unearned income	132.2	122.0

	3,315.7	3,284.8

Non-current liabilities
Loans and financing	1,461.3	1,682.0
Non-recourse and recourse debt	147.6	144.7
Other payables	14.1	14.6
Contribution from suppliers	0.8	0.5
Advances from customers	190.2	104.6
Derivative financial instruments	0.2	—
Taxes and payroll charges payable	385.1	349.5
Deferred income tax and social contribution	23.4	101.8
Financial guarantee and residual value guarantee	489.9	479.6
Other provisions	63.7	54.7
Provisions for contingencies	56.5	43.6
Unearned income	142.0	115.0

	2,974.8	3,090.6

TOTAL LIABILITIES	6,290.5	6,375.4

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(181.2)	(164.4)
Revenue reserves	1,740.9	1,737.5
Share-based remuneration	12.2	17.6
Noncontrolling acquisition results	5.6	5.6
Cumulative translation adjustments	7.0	(3.6)
Retained earnings	61.5	75.2

	3,084.0	3,105.9
Noncontrolling interest	90.9	86.8

Total company’s shareholders’ equity	3,174.9	3,192.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,465.4	9,568.1

(1)	Derived from unaudited financial information.

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Cláudio Massuda, Juliana Villarinho and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q12 Results in IFRS on Tuesday, July, 31st, 2012 at 12:30PM (SP) / 11:30AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (+1 708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 96142819

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide.

This document may contain forward-looking statements, projections and estimates regarding circumstances or events yet to take place, including, but not limited to, those statements relating to guidance. These forward-looking statements are based largely on current expectations, forecasts on future events and industry and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and assumptions that include, among others: general economic, political and trade conditions, both in Brazil and in those markets where Embraer does business; management’s expectations and estimates concerning the company’s future financial performance; plans and objectives of our management; financing plans and programs, and the effects of competition; industry trends and growth opportunities; inflation and fluctuations in exchange rates; the company’s investment plans; Embraer’s operating efficiencies and synergies and its capacity to develop and deliver products on the dates previously agreed upon; results of operation; business strategies; benefits of new technologies and existing and future governmental regulations. To obtain further information on factors that may lead to results different from those forecast by Embraer, please consult the reports Embraer files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Embraer’s annual report on Form 20–F. The words “believe”, “may”, “will”, “estimate”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates or to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results and performance of Embraer can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

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